Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES SASKATCHEWAN VIKING
CONSOLIDATION ACQUISITION AND
UPWARDLY REVISED GUIDANCE FOR 2014

June 12, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has completed an acquisition (the “Viking Acquisition”) of Saskatchewan Viking oil assets (the “Viking Assets”) from Polar Star Canadian Oil and Gas Inc. (“Polar Star”), a private western Canadian oil and gas producer. The Viking Assets include all of Polar Star’s assets in the Viking play at Dodsland, Saskatchewan. The acquired assets consolidate Crescent Point’s existing Viking land position in the Dodsland area and include more than 2,800 boe/d of high-quality, high-netback production. Total consideration for the Viking Assets was comprised of approximately 7.6 million Crescent Point shares and $2 million cash, or approximately $334 million, based on the five-day weighted average price of Crescent Point shares prior to the execution of the Viking Acquisition purchase and sale agreement in mid-May of $43.88 per Crescent Point share.

Crescent Point is also pleased to announce that it is upwardly revising its 2014 guidance for production and funds flow from operations. The Company’s average daily production in 2014 is expected to increase to 135,500 boe/d from 134,000 boe/d and its 2014 exit production rate is expected to increase to 148,000 boe/d from 145,000 boe/d. Crescent Point’s funds flow from operations is expected to increase to $2.45 billion from $2.40 billion.

The Company’s capital expenditures budget for the year has also increased by $25 million to $1.8 billion. Of the increase, Crescent Point expects to spend $15 million on drilling and completions and $10 million on land and facilities across the Company’s asset base.

STRATEGIC RATIONALE

The Viking Acquisition consolidates Crescent Point’s existing Viking land position at Dodsland, Saskatchewan, and increases its land position by 38 percent to approximately 145 net sections. The Viking Assets include 258 net internally identified drilling locations, which increase Crescent Point’s low-risk, high rate-of-return drilling inventory in the Viking play at Dodsland by 70 percent. The Viking Assets generate strong rates of return and pay out quickly. With forecast cash flow from the acquired assets of $87 million and estimated annual maintenance capital of $35 million, Crescent Point expects the assets to generate annualized free cash flow of approximately $52 million.

“The Saskatchewan Viking play has very high netbacks of more than $85 per barrel,” said Scott Saxberg, president and CEO of Crescent Point. “We expect these assets to provide free cash flow that will help us reduce our 2015 all-in payout ratio by another two percent.”

VIKING ACQUISITION

Key attributes of the Viking Assets acquired:

•	Production of more than 2,800 boe/d, nearly 100 percent of which is high-quality, long-life light crude oil;

•	Approximately 40 net sections of Viking land in the Dodsland area of southwest Saskatchewan;

•	258 net internally identified Viking drilling locations;

•	Netback of approximately $85.00/boe based on US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate;

•	Forecast free cash flow of approximately $52 million in 2015; and

•	Tax pools of approximately $334 million.

Reserves Summary

Independent engineers have assigned reserves utilizing NI 51-101 reserve definitions, effective April 30, 2014, as follows:

•	Approximately 13.0 million boe of proved plus probable and approximately 8.7 million boe of proved reserves; and

•	Reserve life index of 12.7 years proved plus probable and 8.5 years proved.

ACQUISITION METRICS

Based on the above expectations for the Viking Acquisition, the estimated acquisition metrics are as follows:

1.	2014 Cash Flow Multiple:

-	3.8 times based on production of 2,800 boe/d

2.	Production:

-	$119,300 per producing boe based on 2,800 boe/d

-	Netback of approximately $85.00/boe

3.	Reserves:

-	$25.69 per proved plus probable boe (recycle ratio of 3.3 times)

-	$38.39 per proved boe (recycle ratio of 2.2 times)

The above metrics are based on a price forecast of US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate.

The Viking Acquisition is expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt adjusted basis.

FINANCIAL ADVISORS

FirstEnergy Capital Corp. acted as financial advisor to Crescent Point with respect to the Viking Acquisition.

CIBC World Markets acted as financial advisor to Polar Star with respect to the Viking Acquisition.

UPWARDLY REVISED GUIDANCE FOR 2014

Crescent Point continues to implement its dual-track growth plan of advancing its cemented liner completions technology and expanding its waterflood programs to shallow corporate declines and increase ultimate reserve recoveries.

As a result of the Viking Acquisition, Crescent Point is upwardly revising its 2014 guidance for production and funds flow from operations. The Company’s average daily production in 2014 is expected to increase to 135,500 boe/d from 134,000 boe/d and its 2014 exit production rate is expected to increase to 148,000 boe/d from 145,000 boe/d. Crescent Point’s funds flow from operations for 2014 is expected to increase to $2.45 billion from $2.40 billion.

“This acquisition complements and provides additional scale to our existing Viking land base,” said Saxberg. “We are well-positioned to execute a strong drilling program at Dodsland and across our asset base, and look forward to delivering another great year to our shareholders.”

The above guidance does not include any changes to the Company’s assumptions on spring break-up. Spring break-up has been less severe than budgeted and Crescent Point had 25 drilling rigs operating across its asset base by early June.

2014 GUIDANCE

The Company’s upwardly revised guidance for 2014 is as follows and includes the Viking Acquisition completed today:

Production	Prior	Revised
Oil and NGL (bbls/d)	122,300	123,750
Natural gas (mcf/d)	70,200	70,500
Total (boe/d)	134,000	135,500
Exit (boe/d)	145,000	148,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,695,000	2,780,000
Funds flow from operations ($000)	2,400,000	2,450,000
Funds flow per share – diluted ($)	5.85	5.90
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,445,000	1,460,000
Facilities, land and seismic ($000)	330,000	340,000
Total ($000)	1,775,000	1,800,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90
(1)     Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.
(2)     The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

RESERVES DATA

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Polar Star's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point's and the Viking Assets’ oil and natural gas properties; oil and natural gas production levels; capital expenditure programs; drilling programs; the quantity of Crescent Point's and the Viking Assets’ oil and natural gas reserves and anticipated future cash flows from such reserves; the quantity of drilling locations in inventory; projections of commodity prices and costs; expected netbacks from the Viking Assets; and projected 2015 payout ratio reduction and other anticipated benefits of the Viking Acquisition.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended March 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions, including the Viking Acquisition; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

In this press release, the Company uses the terms "funds flow from operations", "funds flow per share-diluted", "annualized fourth quarter funds flow from operations" and "netback". These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, they may not be comparable with the calculation of similar measures presented by other issuers. Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow per share-diluted is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures, divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four. Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of more than CDN$18 billion and an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6